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                                                                      Exhibit 19

BUSINESSES

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MANUFACTURING

Acoustic pianos

Actions and keys for the piano industry

Printed circuit boards and electro-mechanical assemblies for OEM manufacturers of electronic-based products inside and outside the music industry

RETAILING

Company owned outlets in Atlanta, Georgia; Cincinnati, Ohio; Indianapolis, Indiana; Lexington and Louisville, Kentucky

Independent keyboard dealers (400)

FINANCING

Consumer installment financing

HOME OFFICE

422 Wards Corner Road, Loveland, OH 45140-
8390, (513)576-4500

MANUFACTURING LOCATIONS

Conway, Fayetteville and Trumann, Arkansas;
Greenwood, Mississippi; Juarez, Mexico

REGISTRAR AND TRANSFER AGENT

The Provident Bank, One East Fourth Street
Cincinnati, OH 45202

Baldwin Piano & Organ Company common stock is traded on The Nasdaq National Market; Symbol: BPAO

[PHOTO]

Baldwin ConcertMaster

[LOGO-BALDWIN]

422 Wards Corner Road, Loveland, OH  45140-8390

[PHOTO - LOGO BALDWIN]

                                    BALDWIN
                          FIRST QUARTER STATEMENT 1997

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TO OUR SHAREHOLDERS

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May 7, 1997

     First quarter net income was $246,000, or 7 cents per share, compared with $684,000, or 20 cents per share a year ago. As expected, Baldwin's decision to exit several low-margin businesses temporarily increased unit overhead costs and reduced first quarter operating margins.

     First quarter sales for the company's core acoustic and digital music businesses rose a strong 11 percent and 62 percent, respectively, while overall sales increased only slightly to $27.3 million, versus last year's $27.1 million. Higher sales for the company's core music businesses were entirely offset by a $1.8 million sales decline in contract music and contract furniture, two lower-margin businesses Baldwin decided to exit in the first quarter of 1996.

     We are encouraged by the continuing positive trend in sales of our core music products and the continued profitability of our financing business. The increase in our digital music business was spectacular and the growth in acoustic piano sales was one of the strongest ever. Given the continued strength in music sales and the elimination of several lower-margin businesses, gross profits will catch up as the cost of goods sold begins to reflect the significant cost reductions we are achieving in re-engineering piano manufacturing.

     Previously we announced that our new synchronous manufacturing process allowed us to eliminate nearly 80 manufacturing jobs at four Baldwin factories. This will net us $1 million in savings in 1997 and considerably more in future years. We also expect to see additional manufacturing savings before year end. The positive impact of improved manufacturing efficiency and other strategic initiatives we've undertaken should begin to materialize in the second half of 1997.

        First quarter results also reflect the required adoption of SFAS 125, which governs the accounting treatment of revenue from the sales of new contracts in Baldwin's financing subsidiary, Keyboard Acceptance Corporation.


/s/ Karen L. Hendricks
Karen L. Hendricks
Chairman, Chief Executive Officer
and President

CONSOLIDATED SUMMARY OF EARNINGS (UNAUDITED)
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(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
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                                                         Three Months Ended
                                                              March 31,
                                                          -----------------
                                                          1997         1996
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Net sales                                              $ 27,309    $ 27,147
Cost of goods sold                                       22,533      21,872
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     Gross profit                                         4,776       5,275
Income on the sale of installment receivables             1,873       1,460
Interest income on installment receivables                  253         308
Other operating income                                      734         859
Selling, general and administrative expenses             (6,456)     (6,326)
Interest expense                                           (796)       (525)
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     Earnings before income taxes                           384       1,051
Income taxes                                               (138)       (367)
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     Net earnings                                      $    246    $    684
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Net earnings per share                                 $    .07    $    .20
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Average number of shares outstanding (000)                3,425       3,415
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CONSOLIDATED SUMMARY BALANCE SHEETS (UNAUDITED)
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(IN THOUSANDS)

                                                              March 31,
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                                                          1997        1996
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Assets
     Receivables, net                                  $ 15,590   $  14,482
     Inventories                                         55,891      53,121
     Other current assets                                 8,423       6,685
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          Total current assets                           79,904      74,288
     Installment receivables, less current portion       12,884      11,699
     Property, plant and equipment, net                  16,478      15,603
     Other assets                                         4,902       5,487
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          Total assets                                 $114,168   $ 107,077
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Liabilities and Shareholders' Equity
     Current portion of long-term debt                 $ 35,588    $ 24,989
     Other current liabilities                           12,508      15,686
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          Total current liabilities                      48,096      40,675
     Long-term debt, less current portion                 3,125       4,025
     Other liabilities                                    6,426       7,579
     Shareholders' equity                                56,521      54,798
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          Total liabilities and shareholders'
           equity                                      $114,168    $107,077
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